SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29938]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 27, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2012. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on February 21, 2012, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

ABT Utility Income Fund Inc. [File No. 811-2533]
ABT Growth and Income Trust [File No. 811-1482]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On or about June 30, 1995, and July 1, 1995, respectively, each applicant

transferred its assets to a series of First Union Funds, based on net asset value. Records are

not available concerning the expenses incurred in connection with the reorganizations.

Filing Date: The applications were filed on January 3, 2012.

Applicants' Address: 200 Berkeley St., Boston, MA 02116.

PayPal Funds [File No. 811-9381]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On August 1, 2011, applicant made a liquidating distribution to its shareholders, based on net

asset value. Substantially all of the $65,000 in expenses incurred in connection with the

liquidation were paid by PayPal Asset Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on December 29, 2011.

Applicant's Address: 2211 North First St., San Jose, CA 95131.

DWS RREEF Real Estate Fund, Inc. [File No. 811-21172]
DWS RREEF Real Estate Fund II, Inc. [File No. 811-21340]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On December 16, 2011, each applicant made its final liquidating distribution to its

shareholders, based on net asset value. Expenses of $175,623 and $321,286, respectively,

incurred in connection with the liquidations were paid by each applicant.

Filing Date: The applications were filed on December 28, 2011.

Applicants' Address: 345 Park Ave., New York, NY 10154.

BlackRock Healthcare Fund, Inc. [File No. 811-3595]
BlackRock Global Growth Fund, Inc. [File No. 811-8327]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On September 12, 2011, the applicants transferred their assets to BlackRock Health Sciences Opportunities Portfolio and BlackRock Global Opportunities Portfolio, respectively, each a series of BlackRock Funds, based on net asset value. Expenses of $430,722 incurred in connection with the reorganization of BlackRock Healthcare Fund, Inc. were paid by applicant and BlackRock Advisors, LLC, its investment adviser. Expenses of $351,814 incurred in connection with the reorganization of BlackRock Global Growth Fund, Inc. were paid by BlackRock Advisors, LLC, applicant's investment adviser.

Filing Date: The applications were filed on December 22, 2011.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Short-Term Bond Master LLC [File No. 811-10089]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 18, 2011, applicant made a liquidating distribution to its sole shareholder, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on December 22, 2011.

Applicant's Address: 55 East 52nd St., New York, NY 10055.

Nakoma Mutual Funds [File No. 811-21865]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 4, 2011, applicant transferred its assets to Schooner Global Absolute Return Fund, a series of Trust for Professional Managers, based on net asset value. Expenses of

$91,982 incurred in connection with the reorganization were paid by Nakoma Capital

Management, LLC, applicant's investment adviser, and Schooner Investment Group, LLC,

Investment adviser to the acquiring fund.

Filing Date: The application was filed on December 20, 2011.

Applicant's Address: 8040 Excelsior Dr., Suite 401, Madison, WI 53717.

BlackRock International Value Trust [File No. 811-4182]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On August 15, 2011, applicant transferred its assets to BlackRock International Fund, a series

of BlackRock Series, Inc., based on net asset value. Expenses of approximately $616,476

incurred in connection with the reorganization were paid by BlackRock Advisors, LLC,

applicant's investment adviser.

Filing Date: The application was filed on December 22, 2011.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

BlackRock Focus Value Fund, Inc. [File No. 811-3450]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On September 12, 2011, applicant transferred its assets to BlackRock Basic Value Fund, Inc.,

based on net asset value. Of approximately $182,755 in expenses incurred in connection with

the reorganization, $141,006 were paid by applicant and $41,749 were paid by BlackRock

Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on December 22, 2011.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

BlackRock Utilities and Telecommunications Fund, Inc. [File No. 811-6180]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 12, 2011, applicant transferred its assets to BlackRock Equity Dividend Fund, based on net asset value. Of approximately $158,715 in expenses incurred in connection with the reorganization $137,046 were paid by applicant and $21,669 were paid by BlackRock Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on December 22, 2011.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Keystone America Fund of Growth Stock [File No. 811-5310]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about August 28, 1992, applicant transferred its assets to Keystone America Omega Fund, based on net asset value. Records are not available concerning the expenses incurred in connection with the reorganization.

Filing Date: The application was filed on January 3, 2012.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Continental Assurance Company Separate Account B [File No. 811-1402]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 28, 2011, the Applicant's governing body approved the termination of its Investment Advisory Agreement (IAA) effective November 1, 2011. The termination of the IAA required the liquidation of the Applicant, an insurance company management separate account. Shareholder approval of the liquidation was not required. Applicant distributed all its assets to shareholders on or about November 1, 2011. Total expenses of the liquidation were

$9,467.60. Continental Assurance Company, the investment adviser of the Applicant, either paid these expenses directly or reimbursed the Applicant for these expenses.

Filing Date: The application was filed on November 4, 2011 and amended on December 29, 2011.

Applicant's Address: 333 South Wabash Avenue, Chicago IL 60604

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary